Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: April 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------                                     ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                          No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. April 2, 2007 German Press Release - SGL Group increases Graphite Electrode prices

2. April 3, 2007 German Press Release - SGL Group presents carbon-fiber-based products at the JEC Composites Show

3. April 12, 2007 German Press Release - SGL Group's Board of Management and Senior Management buy SGL shares worth (euro)2.24 million

4. April 16, 2007 German Press Release - SGL Group strengthens site in Meitingen and establishes carbon-fiber/composites center in Southern Germany

5.   April 24, 2007 German Press Release - SGL Group is a "selected landmark
     2007"

6.   April 25, 2007 German Press Release - SGL Group with strong first quarter
     2007

7. April 25, 2007 German Press Release - SGL Group with successful start to the fiscal year 2007

8.   Interim Report First Quarter 2007

                                                                       EXHIBIT 1



SGL Group increases Graphite Electrode prices

Wiesbaden, April 2, 2007. SGL Group - The Carbon Company - announces today the following new prices for its Graphite Electrodes effective immediately for all new business:

   Europe:

o        Regular-size Graphite Electrodes:  4440 (euro)/MT
o        Extra-size Graphite Electrodes:    4700 (euro)/MT

   Americas, Asia (excluding China*), Near Middle East and Africa:

o        For regular-size Graphite Electrodes: 2,50 US-$/lb (5510 US-$/mt)
o        For extra-size Graphite Electrodes:   2,65 US-$/lb (5840 US-$/mt)
Regular-sized is defined as: diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: diameter 26" (650 mm) - 30" (750 mm)

These prices will be applicable for all new orders effective immediately until further notice and for shipments through December 31, 2008.

This price increase is due to cost increases for the major raw materials and energy (electricity and gas).


* Pricing in China is the sole responsibility of the joint venture between SGL Group and Tokai in Shanghai (STS).



About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 2


SGL Group presents carbon-fiber-based products at the JEC Composites Show

o World's largest exhibition and trade show for composite materials and composites products in Paris


Wiesbaden, April 3, 2007. The SGL Group - The Carbon Company - is demonstrating the use of products from its high-quality carbon-fiber-based value chain in various industries at the JEC Composites Show from April 3 to 5 in Paris. The JEC Composites Show is the world's largest exhibition and trade show for composite materials and composites products.

The recent announcement by the European Union to reduce carbon dioxide emissions by 20% by 2020 has highlighted the need for CO2-neutral energy generation. One of the technologically and commercially most advanced forms of renewable energy is generating electricity using wind turbines. To be economically competitive with conventional electricity generation, turbine manufacturers are developing ever larger blades to increase the efficiency of the turbines. However, large blades (> 45 m in length) would be too heavy if they were constructed only from glass fiber, the reinforcement material used for smaller blades.

The SGL Group is supplying the leading wind turbine manufacturers with high-quality SIGRAFIL(R) carbon fiber. This combines for large blades the necessary tensile strength (to prevent breakage due to high centrifugal forces) and stiffness (to prevent deflection against the tower) by reducing the weight at the same time. Carbon fiber is used in the parts of the blade exposed to extreme mechanical stress. Depending on the individual technology used, some blade manufacturers also use carbon fibers impregnated with resin produced by the SGL Group. These so-called prepegs are cured at approximately 100(degree)C. Due to the high strength and low density of carbon fiber, a weight saving of several tons per blade can be achieved by using SIGRAFIL(R) products.

Saving energy costs is another topic in today's global warming debate. Carbon fiber materials produced by the SGL Group are widely used in general machine constructions to achieve better energy efficiency and also improve processes. One recent example are components for robots and the automation industry. In this case carbon fiber products are used in the moving and positioning structures (manipulators) of robots. These new manipulators, developed by the SGL Group for one of the leading robotic and automatization manufacturers, are made out of SIGRAFIL(R) carbon fiber prepregs. These prepegs are positioned according to the design and mechanical requirements and then cured at temperatures of approximately 100(degree)C. The resulting carbon-fiber-reinforced plastic (CFRP) combines light weight with high stiffness and shows extraordinary mechanical strength and damping behavior. These CFRP manipulators enable faster and more precise movements of robots and, due to the weight advantages, reduced energy consumption.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Also in the automotive industry, the first carbon-fiber-reinforced parts are being developed. The main focus is on weight reduction to produce more fuel-efficient cars. Although this is still an emerging market for carbon fiber use, the SGL Group has recently entered into first projects with automotive manufacturers and suppliers.

The SGL Group recently announced that it will be investing significantly in increasing carbon fiber and prepeg capacities over the next years and has already formed Joint Ventures for production of raw materials for carbon fibers with Lenzing AG and downstream processing with F. A. Kumpers GmbH.

The SGL Group is exhibiting its products at stand H 34 in Hall 1 and SGL Kumpers, the newly formed Joint Venture for non-crimp fabrics, at stand H 08 at the JEC Composites Show.



About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 3

SGL Group's Board of Management and Senior Management buy SGL shares worth
(euro)2.24 million

Wiesbaden, April 12, 2007. In the past few days, the Board of Management and Senior Management of the SGL Group - The Carbon Company - acquired a total of 94,192 shares of the Company worth (euro)2.24 million through individual investments. The Board of Management bought 25,603 shares while Senior Management bought 68,589 shares at a price of (euro)23.86 per share.

The Board of Management and the Senior Management of the Company consist of approximately 150 people. The SGL Group grants its Management the option of having all or part of their annual bonus invested in Company shares or paid out in cash.

The CEO of the SGL Group, Robert J. Koehler, sees the individual investments by the Board of Management and Senior Management as sustainable sign of confidence in the Company.


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 4


SGL Group strengthens site in Meitingen and establishes carbon-fiber/composites center in Southern Germany

o        Construction of new worldwide research and development center
o        Commissioning of modern prepreg production site
o        Carbon Composites association founded with partner companies

Wiesbaden, April 16, 2007. With construction of the new Group research center in Meitingen near Augsburg, the SGL Group - The Carbon Company - is strengthening its innovation power as one of the world's largest producers of carbon and graphite. The new center of the Group's research, named Technology and Innovation (T&I) and located at the SGL Group's largest site worldwide, will combine all the Company's research and development activities. The Company is investing approx. (euro)8 million in constructing the center, which is to have a state-of-the-art infrastructure. In the medium term, the number of scientists is expected to increase from 80 at present to 120.

The SGL Group established T&I already in 2005 with members of staff from the three operating Business Units. However, at that time, the scientists were based at various sites worldwide. In addition to improving the exchange and transfer of knowledge between the researchers and developers, the center is also meant to promote intensive cooperation with institutes, universities and other companies in the field of carbon. 15 new jobs are to be created for this purpose alone, which can be used by university scientists as part of research projects.

In particular, the research, development and production of market-ready carbon fibers and carbon fiber products, i.e. carbon fiber composites, is a key target of the T&I activities. Besides a few North American and Asian companies, the SGL Group is the only German and European manufacturer of carbon fibers and covers the entire value chain from precursor to composite. Carbon fiber is the key material for the worldwide exponential increase in lightweight construction. Demand for carbon fibers has risen steadily since 2000. It now exceeds worldwide production capacities. In 1995, around 14,500 metric tons of carbon fibers were processed globally. At the end of 2005, this had increased to 21,000 metric tons and by 2010 the figure is expected to be 45,000 metric tons. This represents annual growth of between 10 and 12%.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

By 2012, the global carbon fiber market is expected to double its volume to around USD 2 billion per year compared to the current level. The market volume for the further refined carbon fiber composite CFRP (carbon-fiber-reinforced plastic) is expected to increase from today USD 6 billion up to approximately USD 10 billion in 2010.


Commissioning of modern prepreg production site

The Meitingen site is to be consistently expanded as a central location for the processing of carbon fibers. As a result, it will make the key contribution to the realignment of the Company in the field of carbon fibers and composites. In December 2006, one of the world's most modern facilities was commissioned for production of 1,000 metric tons of directly processable prepregs at this site. Prepregs are carbon fiber materials that are impregnated with resins and used for the manufacture of carbon fiber composite components. The new production facility allows the range to extend to larger applications from niches into already established and booming markets. As a result, the SGL Group supplies leading manufacturers of wind power stations, for example.
As already announced in the press release as of March 5, 2007, the Company has now exclusively secured long-term supply of raw materials for production of carbon fibers through its joint venture with Lenzing AG, Germany. Therefore, the Company will become independent of the purchase of the precursor. Furthermore, the SGL Group will start operation of a new carbon fiber production line in August 2007 and is planning two more lines until 2008.


Carbon Composites association founded with partner companies

The Augsburg/Swabia region where the Meitingen site is located, has now become one of the leading centers for carbon fiber technology in Germany. To benefit optimally from this region's expertise, to increasingly develop global markets with product innovations and to create new jobs, the SGL Group in conjunction with other well-known companies and research institutes from Southern Germany, which are also involved with composites on an international level, has founded the "Carbon Composites association". The purpose of this association is to systematically network experts from the worlds of science and industry, to bundle competencies, to accelerate the expansion and development of the technological infrastructure on industrial and scientific levels and to promote the relevant training and qualification measures. In addition to the SGL Group, the founding members are: German research centre for aeronautics and space (DLR) Stuttgart, EADS, Eurocopter, IHK Schwaben, KUKA, MT Aerospace, the city of Augsburg, the Technical University of Stuttgart and the University of Augsburg.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 5


SGL Group is a "selected landmark 2007"

o        Awarded by the landmark initiative "Germany - Land of Ideas"
o        Carbon-ceramic brake discs as an example of innovation from Germany

Wiesbaden, April 24, 2007. The SGL Group - The Carbon Company - was recently awarded for its carbon-ceramic brake discs as part of the landmark initiative "Germany - Land of Ideas". Dr. Hariolf Kottmann, a member of the SGL Board of Management in charge of the brake discs, accepted the certificate from Deutsche Bank director Armin von Falkenhayn. The bank is an official partner of the initiative - a joint project of the German Federal Government and German commerce and industry, under the patronage of the German Federal President, Horst Kohler.

The carbon-ceramic brake discs from the SGL Brakes GmbH, a subsidiary of the SGL Group, are manufactured from the innovative composite, carbon-fiber-reinforced silicon carbide (CSiC) and offer many benefits. In addition to having a long service life (the length of a car's service life), half the weight of conventional steel brake discs and almost no abrasion at all (dust emission), improved driving dynamics and a shorter braking distance also represent innovative characteristics of a carbon-ceramic brake system.

The SGL Group began developing brake discs together with Porsche in 1997 and suitable brake systems were introduced in different models starting in 1999. Since 2005, the SGL Group has also supplied brake discs to AUDI AG for use in models such as the A8 W12. Furthermore, SGL and Audi are cooperating in the development of carbon-ceramic brake systems for upper class vehicles. In 2007, the SGL Group is expected to fit approximately 8,000 vehicles from brands including Porsche, Audi, Bentley, Lamborghini and Bugatti.

On October 5 this year, SGL Brakes GmbH will host an official ceremony along with representatives of the initiative and invited guests at the SGL Group's largest production site worldwide in Meitingen, near Augsburg, as the "landmark of the day" in the "Land of Ideas".


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.



Forward-looking statements:
This document contains opinions on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and occurrences are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and social conditions, particularly in the area of electro steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
Corporate Communication / Press Office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobile: +49 170  540 2667
E-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 6


Ad hoc notification pursuant to ss. 15 of the German Securities Trading Act (Wertpapierhandelsgesetz)


SGL Group with strong first quarter 2007

o    Sales in Q1/2007 +18%, EBIT +73%, Profit before tax +120% compared to
     Q1/2006

Wiesbaden, April 25, 2007. SGL Group - The Carbon Company - today reports a successful start to the current fiscal year with a strong first quarter. Consolidated sales increased by 18% to (euro)314.6 million compared to Q1/2006 driven by all three business units. Group EBIT rose by 73% compared to the first quarter 2006 to (euro)57.3 million. All three business units contributed to the increase in earnings. Profit before tax increased by 120% from (euro)20.8 million in Q1/2006 to (euro)45.4 million in the first quarter 2007. Based on an average number of shares of 63.0 million, earnings per share improved to
(euro)0.52 in the first quarter 2007 from (euro)0.22 in the first quarter of last year.

Further details are available in the Report on the First Quarter 2007 which is posted on SGL group's website www.sglcarbon.com.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Important notes:

This press release constitutes neither an offer to sell nor a solicitation to purchase any securities of SGL Carbon. This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 7



SGL Group with successful start to the fiscal year 2007

o    Sales in Q1/2007 +18 %, EBIT +73 % compared to Q1/2006
o    Return on sales further improved to 18 %
o Pre-tax profit with (euro)45.4 million more than doubled compared to Q1/2006
o    Earnings per share at (euro)0.52 compared to (euro)0.22 in Q1/2006
o    Equity ratio further improved to 38.3 %
o    Net debt increase of only (euro)9.1 million despite EU-funding of
     (euro)22.3 million

Wiesbaden, April 25, 2007. The increase in sales revenue of SGL Group - The Carbon Company - was driven by the ongoing positive demand situation from the customer industries, resulting in a notably high first quarter sales revenue as compared to prior years' first quarters. Consolidated sales grew by 18 % to
(euro)314.6 million driven by all three business units. Excluding currency effects, sales growth was 22 %. Positive selling price and sales volume effects, continued high capacity utilization and further savings of (euro)6 million overcompensated the increases in the key raw material prices, which only partially affected cost of sales in Q1/2007 based on year-end inventory levels. Consequently the gross profit margin on sales increased from 30.7 % in Q1/2006 to 34.8 % in Q1/2007. Selling, administrative, research and other income/expense increased by (euro)3.2 million and thus at a lower rate than sales and now represent 16.6 % of sales revenue (Q1/2006: 18.3 % of sales revenue). EBIT therefore reached a record level of (euro)57.3 million, an increase of 73 % compared to Q1/2006.

Net financing costs
Net financing costs at (euro)11.9 million were virtually unchanged compared with Q1/2006. Net interest expense on loans remained at the Q1/2006 level mainly due to almost unchanged gross financial debt and related interest costs. Interest expense on antitrust decreased due to the cash funding and subsequent payment of the graphite electrode fine in 2006 and the cash funding of the graphite specialties fine in February 2007, therefore no longer requiring guarantee fees and interest accruals going forward.

Profit before and after taxes
During the reporting period, profit before tax improved to (euro)45.4 million in Q1/2007 after (euro)20.8 million in Q1/2006. The Q1/2007 tax expense amounted to
(euro)12.7 million and represents a tax ratio of 27.9 %. Cash taxes paid in Q1/2007 reached (euro)3.4 million (Q1/2006: (euro)4.7 million). Net profit after minority interests reached (euro)32.5 million in Q1/2007 after (euro)12.4 million in Q1/2006. With an average number of shares of 63.0 million, earnings per share (basic) in Q1/2007 improved from (euro)0.22 to (euro) 0.52.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Working capital
Working capital increased by (euro)21.3 million to (euro)448.7 million at end of Q1/2007 as a result of the growth in business activity especially in the Business Units Performance Products and Carbon Fiber and Composites and corresponds to the typical seasonal development at this time of the year.

Changes in equity
Shareholders' equity increased by (euro)40.4 million to (euro)485.4 million by end of March 2007 mainly through the Q1/2007 net profit. This results in an equity ratio of 38.3% compared to 35.3 % at December 31, 2006. Subscribed capital increased to (euro)162.6 million (December 31, 2006: (euro)161.0 million) and is divided into 63,530,572 no-par value ordinary bearer shares at
(euro)2.56 per share. During Q1/2007 the Company issued 577,797 new shares for employees, which have been granted in the annual bonus plan in Germany and for the matching share plan. In addition 60,997 new shares were issued for employees in connection with the existing stock option plan and stock appreciation right plan.

Net debt
Despite cash funding of the remaining EU antitrust fine of (euro)22.3 million, net debt increased by only (euro)9.1 million to (euro)238.2 million at by end March 2007. The positive EBITDA of (euro)68.9 million also funded interest payments of (euro)14.6 million, the increase in working capital (adjusted by currency impacts) of (euro)22.9 million, investing activities of (euro)19.1 million and other changes ((euro)1.3 million) during this quarter.


Segment Reporting

Performance Products (PP)
In Q1/2007, sales revenue grew by 21 % (adjusted for foreign currency changes by 26 %) to (euro)185.0 million in Q1/2007 (Q1/2006: (euro)152.7 million) due to the continuing strong demand from the steel and the growing demand from the aluminum industry being reflected in selling price increases across all business lines and positive volume effects especially in Cathodes. Shipped Graphite Electrode volumes were 48,000, an increase of 7 % over Q1/2006.
Despite higher raw material and electricity costs as well as negative currency translation effects, EBIT in Q1/2007 increased by 67 % to (euro)52.7 million due to above mentioned price and volume effects as well as savings of (euro)3 million. Capacity utilization level remains high at all facilities with the 2007 order book full for all business lines.

Graphite Materials & Systems (GMS)
Sales revenue rose by 10 % (adjusted for foreign currency changes by 12 %) to
(euro)89.9 million in Q1/2007. All three Business Lines Graphite Specialties, Process Technology and Expanded Graphite contributed to this sales growth with strong demand coming especially from the semiconductor, solar, LED and lithium-ion battery and chemical industries. EBIT increased by 59 % to
(euro)12.7 million in the reporting period due to positive price and volume developments as well as savings from the SGL Excellence initiative more than compensating for factor cost increases. Both order intake and order backlog developments remain at high levels and reflect healthy global economic conditions in our customer industries.

Carbon Fibers & Composites (CFC)
Sales revenue increased by 19 % (adjusted for foreign currency changes by 22 %) to (euro)38.7 million in Q1/2007 (Q1/2006: (euro)32.4 million). A temporary interruption of carbon fiber production in Inverness (UK) caused some shipment delays, negatively impacting earnings in Q1/2007. These delays are expected to be made up in the course of the year. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative partially compensated for the shortfall in carbon fiber production in Q1/2007.

Central T&I and Corporate costs
In order to support SGL Group's innovation strategy the Company established its new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within Corporate Costs the SGL Group will report all initiatives and start-up projects, which cannot be directly assigned to one of the existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercialised status. The SGL Group decided to show such expenses at a corporate level in order to increase transparency and not to charge the businesses with expenses not directly related to their ongoing business. Central T&I costs in Q1/2007 at (euro)1.3 million reached expected normal quarterly levels, whereas Q1/2006 still reflects the implementation phase. Corporate costs increased from (euro)6.4 million in Q1/2006 to (euro)7.1 million in Q1/2007. The increase is in part again related to management incentive plans, which are influenced by higher market valuation for share based programs.

Employees
Total employees were 5,249 by end of March 2007 (unchanged compared to end of 2006). While headcount in Europe slightly decreased by 29 to 3,932 employees, the Company increased headcount in North America by 7 to 1,144 employees and in Asia by 22 to 170 employees during Q1/2007.

Outlook
Q1/2007 has proven to be a very successful quarter. Even though the percentage increase in this quarter should not be directly extrapolated for the following quarters, management expects the positive trend to continue for the remainder of 2007.

The company is currently exploring new financing opportunities. The existing financing, particularly the outstanding corporate bond issued in February 2004 with a 8.5 % coupon, was established at a time when the company's operational and financial situation was at a difficult point. This financing structure is now no longer optimal given the fact that the SGL Group has successfully restructured and are operationally and financially on very sound footing. The Company also has considerably improved ratings, which should allow to pursue a new and more advantageous financing structure in the near term.

Under these circumstances and upon legal advice, the SGL Group has decided to abstain from specifically guiding 2007 results at this time. The mid term targets, as published at the annual press conference in March 2007 remain valid.

Key figures of SGL Group
(unaudited / (euro)m)

                                                                                          1st Quarter
                                                                                          -----------
                                                                                  2007                  2006
-----------------------------------------------------------------------------------------------------------------------
Sales revenue                                                                    314.6                  267.3
-----------------------------------------------------------------------------------------------------------------------
EBITDA                                                                            68.9                   45.9
-----------------------------------------------------------------------------------------------------------------------
Operating Profit/EBIT                                                             57.3                   33.1
-----------------------------------------------------------------------------------------------------------------------
Return on sales (1)                                                               18.2%                  12.4%
-----------------------------------------------------------------------------------------------------------------------
Net profit attributable to equity holders                                         32.5                   12.4
-----------------------------------------------------------------------------------------------------------------------
Earnings per share, basic (in (euro))                                             0.52                   0.22
-----------------------------------------------------------------------------------------------------------------------
Cash flow from operations before antitrust payments (2)                           31.4                   -1.3
-----------------------------------------------------------------------------------------------------------------------

(1)    Ratio of profit from operations to sales revenue
(2)    Without currency exchange rate effects



                                              March 31,           Dec. 31,
                                               2007                2006
-----------------------------------------------------------------------------
Total assets                                  1,266.3               1,260.8
-----------------------------------------------------------------------------
Shareholders' equity                            485.4                 445.0
-----------------------------------------------------------------------------
Net debt                                        238.2                 229.1
-----------------------------------------------------------------------------
Debt ratio (Gearing) (3)                          0.5                   0.5
-----------------------------------------------------------------------------
Equity ratio (4)                                 38.3%                 35.3%
-----------------------------------------------------------------------------

(3)    Net debt divided by shareholders equity
(4)    Shareholders equity divided by total assets




About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       EXHIBIT 8

Report on the first quarter 2007
--------------------------------

Highlights

-    Sales in Q1/2007 +18%, EBIT +73% compared to Q1/2006
-    Return on sales further improved to 18%
- Pre-tax profit with (euro)45.4 million more than doubled compared to Q1/2006
-    Earnings per share at (euro)0.52 compared to (euro)0.22 in Q1/2006
-    Equity ratio further improved to 38.3%
-    Net debt increase of only (euro)9.1 million despite EU-funding of
     (euro)22.3 million

Financial Highlights (unaudited)

                                                              1st Quarter
                                                              -----------
(euro) million, except per share amounts                    2007         2006
-------------------------------------------------------------------------------
Sales revenue                                               314.6        267.3
-------------------------------------------------------------------------------
Gross profit                                                109.5         82.1
-------------------------------------------------------------------------------
EBITDA                                                       68.9         45.9
-------------------------------------------------------------------------------
Operating profit/EBIT                                        57.3         33.1
-------------------------------------------------------------------------------
Return on sales 1)                                           18.2%        12.4%
-------------------------------------------------------------------------------
Net profit attributable to equity holders                    32.5         12.4
-------------------------------------------------------------------------------
Earnings per share, basic (in (euro))                        0.52         0.22
-------------------------------------------------------------------------------
Cash flow from operations before antitrust payments 2)       31.4         -1.3
-------------------------------------------------------------------------------

                                                          Mar 31,       Dec 31,
                                                          -------       -------
(euro) million                                              2007         2006
-------------------------------------------------------------------------------
Total assets                                              1,266.3       1,260.8
-------------------------------------------------------------------------------
Shareholders' equity                                        485.4         445.0
-------------------------------------------------------------------------------
Net debt                                                    238.2         229.1
-------------------------------------------------------------------------------
Debt ratio (gearing) 3)                                       0.5           0.5
-------------------------------------------------------------------------------
Equity ratio 4)                                              38.3%         35.3%
-------------------------------------------------------------------------------

1)   Ratio of profit from operations to sales revenue
2)   Without currency exchange rate effects
3)   Net debt divided by shareholders' equity
4)   Shareholders' equity divided by total assets


Interim Group Management Report
-------------------------------
(unaudited)
-----------


Sales in Q1/2007 +18%, EBIT +73% compared to Q1/2006
                                                                 1st Quarter
                                                                 -----------
(euro) million                                               2007          2006
--------------------------------------------------------------------------------
Sales revenue                                                314.6         267.3
--------------------------------------------------------------------------------
Gross profit                                                 109.5          82.1
--------------------------------------------------------------------------------
Selling, administrative, research and other income/expense   -52.2         -49.0
--------------------------------------------------------------------------------
Profit from operations/EBIT                                   57.3          33.1
--------------------------------------------------------------------------------

The increase in sales revenue was driven by the ongoing positive demand situation from our customer industries, resulting in notably high first quarter sales revenue as compared to prior years' first quarters. Consolidated sales grew by 18% to (euro)314.6 million driven by all three business units. Excluding currency effects, sales growth was 22%. Positive selling price and sales volume effects, continued high capacity utilization and further savings of (euro)6 million overcompensated the increases in our key raw material prices, which only partially affected our cost of sales in Q1/2007 based on year-end inventory levels. Consequently our gross profit margin on sales increased from 30.7% in Q1/2006 to 34.8% in Q1/2007. Selling, adminis-trative, research and other income/expense increased by (euro)3.2 million and thus at a lower rate than sales and now represent 16.6% of sales revenue (Q1/2006: 18.3% of sales revenue). EBIT therefore reached a record level of (euro)57.3 million, an increase of 73% compared to Q1/2006.

Net financing costs
                                                         1st Quarter
                                                         -----------
(euro) million                                       2007         2006
-----------------------------------------------------------------------
Income from companies accounted for at-Equity         0.3          0.0
-----------------------------------------------------------------------
    Interest expense on loans (net)                  -6.4         -6.4
-----------------------------------------------------------------------
    Interest expense on pensions                     -3.5         -3.3
-----------------------------------------------------------------------
    Interest expense on antitrust                    -0.1         -0.7
-----------------------------------------------------------------------
Interest expense, net                               -10.0        -10.4
-----------------------------------------------------------------------
    Amortization of refinancing costs (non-cash)     -0.7         -0.9
-----------------------------------------------------------------------
    Other                                            -1.5         -1.0
-----------------------------------------------------------------------
Other financing costs                                -2.2         -1.9
-----------------------------------------------------------------------
Interest, net and other financing costs             -12.2        -12.3
-----------------------------------------------------------------------
Net financing costs                                 -11.9        -12.3
-----------------------------------------------------------------------

Net financing costs at (euro)11.9 million were virtually unchanged compared with Q1/2006. Net interest expense on loans remained at the Q1/2006 level mainly due to almost unchanged gross financial debt and related interest costs. Interest expense on antitrust decreased due to the cash funding and subsequent payment of the graphite electrode fine in 2006 and the cash funding of the graphite specialties fine in February 2007, therefore no longer requiring guarantee fees and interest accruals going forward.


Profit before and after taxes
During the reporting period, profit before tax improved to (euro)45.4 million in Q1/2007 after (euro)20.8 million in Q1/2006. The Q1/2007 tax expense amounted to
(euro)12.7 million and represents a tax ratio of 27.9%. Cash taxes paid in Q1/2007 reached (euro)3.4 million (Q1/2006: (euro)4.7 million). Net profit after minority interests reached (euro)32.5 million in Q1/2007 after (euro)12.4 million in Q1/2006. With an average number of shares of 63.0 million, earnings per share (basic) in Q1/2007 improved from (euro)0.22 to (euro)0.52.


Balance sheet structure
                                                Mar 31,       Dec 31,
                                                -------       -------
(euro) million                                    2007          2006
---------------------------------------------------------------------
Assets
------
Non-current assets                                573.7         572.5
---------------------------------------------------------------------
Current assets                                    689.8         684.7
---------------------------------------------------------------------
Assets held for sale                                2.8           3.6
---------------------------------------------------------------------
Total assets                                    1,266.3       1,260.8
---------------------------------------------------------------------
Equity and liabilities
Shareholders' equity                              485.4         445.0
---------------------------------------------------------------------
Minority interests                                  2.4           2.2
---------------------------------------------------------------------
Total equity                                      487.8         447.2
---------------------------------------------------------------------
Non-current liabilities                           544.6         538.5
---------------------------------------------------------------------
Current liabilities                               233.9         274.7
---------------------------------------------------------------------
Liabilities held for sale                           0.0           0.4
---------------------------------------------------------------------
Total equity and liabilities                    1,266.3       1,260.8
---------------------------------------------------------------------

At March 31, 2007, total assets of (euro)1,266.3 million remained virtually unchanged compared to year end 2006 ((euro)1,260.8 million). Seasonal increases in inventory especially in Performance Products were compensated by lower trade and other receivables, lower other current assets as well as lower cash and cash equivalents. Shareholders' equity increased further by (euro)40.4 million to
(euro)485.4 million, representing an equity ratio of 38.3% (Dec. 31, 2006:
35.3%).

Current liabilities decreased by (euro)40.8 million to (euro)233.9 million at March 31, 2007 mainly due to the funding of our remaining antitrust fine including interest to the EU commission in Q1/2007 and the typically lower bonus provisions of only one quarter at the end of Q1/2007 compared to the full year provisions at end of 2006.

Working capital
                                                  Mar 31,       Dec 31,
                                                  -------       -------
(euro) million                                      2007          2006
-----------------------------------------------------------------------
Inventories                                         352.3         316.6
-----------------------------------------------------------------------
Trade receivables                                   206.7         225.0
-----------------------------------------------------------------------
Less trade payables                                -110.3        -114.2
-----------------------------------------------------------------------
Working capital                                     448.7         427.4
-----------------------------------------------------------------------

Working capital increased by (euro)21.3 million to (euro)448.7 million at end of Q1/2007 as a result of the growth in business activity especially in the Business Units Performance Products and Carbon Fiber and Composites and corresponds to the typical seasonal development at this time of the year.


Changes in equity
Shareholders' equity increased by (euro)40.4 million to (euro)485.4 million by end of March 2007 mainly through the Q1/2007 net profit. This results in an equity ratio of 38.3% compared to 35.3% at December 31, 2006.

Subscribed capital increased to (euro)162.6 million (December 31, 2006:
(euro)161.0 million) and is divided into 63,530,572 no-par value ordinary bearer shares at (euro)2.56 per share. During Q1/2007 the Company issued 577,797 new shares for employees, which have been granted in the annual bonus plan in Germany and for the matching share plan. In addition 60,997 new shares were issued for employees in connection with the existing stock option plan and stock appreciation right plan.


Net debt
                                                 Mar 31,       Dec 31,
                                                 -------       -------
(euro) million                                    2007           2006
----------------------------------------------------------------------
Financial liabilities                              322.7         319.5
----------------------------------------------------------------------
plus accrued refinancing cost                       10.7          12.6
----------------------------------------------------------------------
Cash and cash equivalents                          -95.2        -103.0
----------------------------------------------------------------------
Net debt                                           238.2         229.1
----------------------------------------------------------------------

Despite cash funding of our remaining EU antitrust fine of (euro)22.3 million, net debt increased by only (euro)9.1 million to (euro)238.2 million at by end March 2007. Our positive EBITDA of (euro)68.9 million also funded interest payments of (euro)14.6 million, the increase in working capital (adjusted by currency impacts) of (euro)22.9 million, investing activities of (euro)19.1 million and other changes ((euro)1.3 million) during this quarter.


Liquidity and capital resources
                                                            1st Quarter
                                                            -----------
adjusted by currency impacts / (euro) million            2007          2006
----------------------------------------------------------------------------
Cash provided by/used in operating activities
before antitrust payments                                31.4          -1.3
---------------------------------------------------------------------------
    Payments relating to antitrust proceedings          -22.5             -
---------------------------------------------------------------------------
Cash provided by/used in operating activities             8.9          -1.3
---------------------------------------------------------------------------
Cash used in investing activities                       -19.1         -12.2
---------------------------------------------------------------------------
Free cash flow*                                          12.3         -13.5
---------------------------------------------------------------------------
Cash provided by/used in financing activities             2.5          69.0
---------------------------------------------------------------------------
Effect of foreign currency rate changes                  -0.1         --0.7
---------------------------------------------------------------------------
Net change in cash and cash equivalents                  -7.8          54.8
---------------------------------------------------------------------------

*defined as cash provided by/used in operating activities before antitrust payments minus cash flows from investing activities

Cash provided by operating activities before antitrust payments at (euro)31.4 million was substantially higher in Q1/2007 compared with minus (euro)1.3 million in the same period of the previous year.

Despite higher capital expenditure and other investing activities of (euro)19.1 million in the first quarter 2007 (Q1/2006: (euro)12.2 million), free cash flow in the reporting period recorded a positive (euro)12.3 million compared to a negative (euro)13.5 million in the same period of 2006.

Cash flow from financing activities resulted in cash inflow of (euro)2.5 million. The higher number of the previous year's first quarter of (euro)69.0 million was due to the proceeds from the capital increase partly used for the repayment of bank loans.

Cash and cash equivalents decreased by (euro)7.8 million from (euro)103.0 million at the end of 2006 to (euro)95.2 million at the end of Q1/2007.

Segment Reporting
-----------------
(unaudited)

Performance Products (PP)
                                                      1st Quarter
                                                      -----------
(euro) million                                    2007          2006
--------------------------------------------------------------------
Sales revenue                                    185.0         152.7
--------------------------------------------------------------------
EBITDA                                            58.6          38.4
--------------------------------------------------------------------
Profit from operations/EBIT                       52.7          31.5
--------------------------------------------------------------------
Return on sales                                   28.5%         20.6%
--------------------------------------------------------------------

In Q1/2007, sales revenue grew by 21% (adjusted for foreign currency changes by 26%) to (euro)185.0 million in Q1/2007 (Q1/2006: (euro)152.7 million) due to the continuing strong demand from the steel and the growing demand from the aluminum industry being reflected in selling price increases across all business lines and positive volume effects especially in Cathodes. Shipped Graphite Electrode volumes were 48,000, an increase of 7% over Q1/2006.

Despite higher raw material and electricity costs as well as negative currency translation effects, EBIT in Q1/2007 increased by 67% to (euro)52.7 million due to above mentioned price and volume effects as well as savings of (euro)3 million. Capacity utilization level remains high at all facilities with the 2007 order book full for all business lines.


Graphite Materials & Systems (GMS)
                                                          1st Quarter
(euro) million                                        2007         2006
-----------------------------------------------------------------------
Sales revenue                                         89.9          81.7
------------------------------------------------------------------------
EBITDA                                                16.1          11.2
------------------------------------------------------------------------
Profit from operations/EBIT                           12.7           8.0
------------------------------------------------------------------------
Return on sales                                       14.1%          9.8%
------------------------------------------------------------------------

Sales revenue rose by 10% (adjusted for foreign currency changes by 12%) to
(euro)89.9 million in Q1/2007. All three Business Lines Graphite Specialties, Process Technology and Expanded Graphite contributed to this sales growth with strong demand coming especially from the semiconductor, solar, LED and lithium-ion battery and chemical industries. EBIT increased by 59% to (euro)12.7 million in the reporting period due to positive price and volume developments as well as savings from the SGL Excellence initiative more than compensating for factor cost increases. Both order intake and order backlog developments remain at high levels and reflect healthy global economic conditions in our customer industries.


Carbon Fibers & Composites (CFC)
                                                       1st Quarter
                                                       -----------
(euro) million                                      2007          2006
----------------------------------------------------------------------
Sales revenue                                       38.7          32.4
----------------------------------------------------------------------
EBITDA                                               2.3           2.3
----------------------------------------------------------------------
Profit from operations/EBIT                          0.3           0.1
----------------------------------------------------------------------
Return on sales                                      0.8%          0.3%
----------------------------------------------------------------------

Sales revenue increased by 19% (adjusted for foreign currency changes by 22%) to
(euro)38.7 million in Q1/2007 (Q1/2006: (euro)32.4 million). A temporary interruption of carbon fiber production in Inverness (UK) caused some shipment delays, negatively impacting earnings in Q1/2007. These delays are expected to be made up in the course of the year. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative partially compensated for the shortfall in carbon fiber production in Q1/2007.


Central T&I and Corporate costs
                                                            1st Quarter
                                                            -----------
(euro) million                                           2007         2006
--------------------------------------------------------------------------
Other revenue                                            1.0           0.5
--------------------------------------------------------------------------
Central T&I costs                                       -1.3          -0.1
--------------------------------------------------------------------------
Corporate costs                                         -7.1          -6.4
--------------------------------------------------------------------------

In order to support our innovation strategy we established our new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within Corporate Costs we will report all initiatives and start-up projects, which cannot be directly assigned to one of our existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercialised status. We decided to show such expenses at a corporate level in order to increase transparency and not to charge our businesses with expenses not directly related to their ongoing business. Central T&I costs in Q1/2007 at (euro)1.3 million reached expected normal quarterly levels, whereas Q1/2006 still reflects the implementation phase.

Corporate costs increased from (euro)6.4 million in Q1/2006 to (euro)7.1 million in Q1/2007. The increase is in part again related to our management incentive plans, which are influenced by higher market valuation for share based programs.


Employees
Total employees were 5,249 by end of March 2007 (unchanged compared to end of 2006). While headcount in Europe slightly decreased by 29 to 3,932 employees, we increased headcount in North America by 7 to 1,144 employees and in Asia by 22 to 170 employees during Q1/2007.


Outlook
Q1/2007 has proven to be a very successful quarter. Even though the percentage increase in this quarter should not be directly extrapolated for the following quarters, management expects the positive trend to continue for the remainder of 2007.

The company is currently exploring new financing opportunities. The existing financing, particularly the outstanding corporate bond issued in February 2004 with a 8.5% coupon, was established at a time when the company's operational and financial situation was at a difficult point. This financing structure is now no longer optimal given the fact that we have successfully restructured and are operationally and financially on very sound footing. We also have considerably improved ratings, which should allow us to pursue a new and more advantageous financing structure in the near term.

Under these circumstances and upon legal advice, we have decided to abstain from specifically guiding 2007 results at this time. Our mid term targets, as published at our annual press conference in March 2007 remain valid.


Interim Condensed Consolidated Financial Statements (unaudited)
---------------------------------------------------------------


Interim Condensed Consolidated Income Statement (unaudited)
                                                                   1st Quarter
                                                                   -----------
(euro) million                                                  2007       2006
--------------------------------------------------------------------------------
Sales revenue                                                  314.6      267.3
-------------------------------------------------------------------------------
Cost of sales                                                 -205.1     -185.2
-------------------------------------------------------------------------------
Gross profit                                                   109.5       82.1
-------------------------------------------------------------------------------
Selling, administrative, research and other income/expense     -52.2      -49.0
-------------------------------------------------------------------------------
Profit from operations/EBIT                                     57.3       33.1
-------------------------------------------------------------------------------
Income from companies accounted for at-Equity                    0.3        0.0
-------------------------------------------------------------------------------
Interest income                                                  1.7        0.9
-------------------------------------------------------------------------------
Interest expense                                               -11.7      -11.3
-------------------------------------------------------------------------------
Other financing costs                                           -2.2       -1.9
-------------------------------------------------------------------------------
Profit before tax                                               45.4       20.8
-------------------------------------------------------------------------------
Income tax expense                                            --12.7       -8.4
-------------------------------------------------------------------------------
Net profit for the period                                       32.7       12.4
-------------------------------------------------------------------------------
thereof:
--------
Minority interests                                               0.2        0.0
-------------------------------------------------------------------------------
Equity holders of the parent company                            32.5       12.4
-------------------------------------------------------------------------------

Earnings per share, basic (in (euro))                           0.52       0.22
-------------------------------------------------------------------------------
Earnings per share, diluted (in (euro))                         0.51       0.22
-------------------------------------------------------------------------------

Interim Condensed Consolidated Balance Sheet (unaudited)
                                                               Mar 31,   Dec 31,
                                                               -------   -------
(euro) million                                                   2007     2006
--------------------------------------------------------------------------------
Assets
------
Non-current assets
------------------
Intangible assets                                                83.0      83.8
-------------------------------------------------------------------------------
Property, plant and equipment                                   350.0     348.9
-------------------------------------------------------------------------------
Other non-current assets                                         26.8      22.2
-------------------------------------------------------------------------------
Deferred tax assets                                             113.9     117.6
-------------------------------------------------------------------------------
                                                                573.7     572.5
Current assets
Inventories                                                     352.3     316.6
-------------------------------------------------------------------------------
Trade receivables                                               206.7     225.0
-------------------------------------------------------------------------------
Other receivables and other current assets                       35.6      40.1
-------------------------------------------------------------------------------
Cash and cash equivalents                                        95.2     103.0
-------------------------------------------------------------------------------
                                                                689.8     684.7
Assets held for sale                                              2.8       3.6
-------------------------------------------------------------------------------
Total assets                                                  1,266.3   1,260.8
-------------------------------------------------------------------------------

Equity and liabilities
Shareholders' equity                                            485.4     445.0
-------------------------------------------------------------------------------
Minority interests                                                2.4       2.2
-------------------------------------------------------------------------------
Total equity                                                    487.8     447.2
-------------------------------------------------------------------------------

Non-current liabilities
Non-current financial liabilities                               322.7     319.5
-------------------------------------------------------------------------------
Provisions for pensions and other employee benefits             167.5     167.6
-------------------------------------------------------------------------------
Deferred tax liabilities                                         39.6      37.9
-------------------------------------------------------------------------------
Other non-current liabilities and provisions                     14.8      13.5
-------------------------------------------------------------------------------
                                                                544.6     538.5
Current liabilities
Other provisions                                                 67.0     104.6
-------------------------------------------------------------------------------
Trade payables                                                  110.3     114.2
-------------------------------------------------------------------------------
Other current liabilities                                        56.6      55.9
-------------------------------------------------------------------------------
                                                                233.9     274.7
Liabilities held for sale                                         0.0       0.4
-------------------------------------------------------------------------------
Total equity and liabilities                                  1,266.3   1,260.8
-------------------------------------------------------------------------------

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

                                                                   1st quarter 2006
                                                     --------------------------------------
                                                     Shareholders'   Minority          Total
(euro) million                                         equity        Interests         equity
--------------------------------------------------------------------------------------------
Balance at January 1                                  322.1           1.3             323.4
-------------------------------------------------------------------------------------------
Capital increase/IFRS2 allocation                      91.1                            91.1
-------------------------------------------------------------------------------------------
    Net profit                                         12.4                            12.4
-------------------------------------------------------------------------------------------
    Currency exchange differences                      -6.1                            -6.1
-------------------------------------------------------------------------------------------
    Other net income recognized directly in equity      1.5                             1.5
-------------------------------------------------------------------------------------------
Total income for the period                             7.8                             7.8
-------------------------------------------------------------------------------------------
Balance at March 31                                   421.0           1.3             422.3
-------------------------------------------------------------------------------------------

                                                                    1st quarter 2007
                                                           ---------------------------------
                                                      Shareholders'   Minority        Total
(euro) million                                           equity      Interests       equity
--------------------------------------------------------------------------------------------
Balance at January 1                                  445.0           2.2             447.2
-------------------------------------------------------------------------------------------
Capital increase/IFRS2 allocation                      12.1                            12.1
-------------------------------------------------------------------------------------------
    Net profit                                         32.5           0.2              32.7
-------------------------------------------------------------------------------------------
    Currency exchange differences                      -3.6                            -3.6
-------------------------------------------------------------------------------------------
    Other net income recognized directly in equity     -0.6                            -0.6
-------------------------------------------------------------------------------------------
Total income for the period                            28.3           0.2              28.5
-------------------------------------------------------------------------------------------
Balance at March 31                                   485.4           2.4             487.8
-------------------------------------------------------------------------------------------



Interim Condensed Consolidated Cash Flow Statement (unaudited)
                                                                                  1st Quarter
                                                                                  -----------
adjusted for currency impacts / (euro) million                                2007           2006
--------------------------------------------------------------------------------------------------
Cash flows from operating activities
------------------------------------
Profit before tax                                                              45.4          20.8
-------------------------------------------------------------------------------------------------
    Add back of net interest expenses                                          10.0          10.4
-------------------------------------------------------------------------------------------------
    (Gain) Loss on disposal of property, plant and equipment                    0.1           0.1
-------------------------------------------------------------------------------------------------
    Depreciation and amortization expense                                      11.5          12.8
-------------------------------------------------------------------------------------------------
    Amortization of refinancing costs                                           0.7           0.9
-------------------------------------------------------------------------------------------------
    Income taxes paid                                                          -3.4          -4.7
-------------------------------------------------------------------------------------------------
    Interest received                                                           1.7           0.8
-------------------------------------------------------------------------------------------------
    Interest on financial debt paid                                           -14.6         -12.7
-------------------------------------------------------------------------------------------------
    Changes in provisions, net                                                --6,3           1.6
-------------------------------------------------------------------------------------------------
    Changes in working capital, net                                           -22.9         -27.6
-------------------------------------------------------------------------------------------------
    Changes in other operating assets and other liabilities                     9.2          -3.7
-------------------------------------------------------------------------------------------------
Cash provided by/used in operating activities
----------------------------------------------
before antitrust payments                                                      31.4          -1.3
-------------------------------------------------------------------------------------------------
    Payments relating to antitrust proceedings                                -22.5             -
-------------------------------------------------------------------------------------------------
Cash provided by/used in operating activities                                   8.9          -1.3
-------------------------------------------------------------------------------------------------

Cash flows from investing activities
------------------------------------
    Capital expenditure in property, plant and equipment
    and intangible assets                                                     -14.4         -12.2
    ---------------------------------------------------------------------------------------------
    Other investing activities                                                 -4.7             -
-------------------------------------------------------------------------------------------------
Cash used in investing activities                                             -19.1         -12.2

Cash flows from financing activities
    Changes in corporate debt                                                   1.9         -11.8
-------------------------------------------------------------------------------------------------
    Net proceeds from capital increase                                          0.6          80.8
-------------------------------------------------------------------------------------------------
Cash provided by/used in financing activities                                   2.5          69.0
    Effect of foreign exchange rate changes                                    -0.1         --0.7

Net change in cash and cash equivalents                                        -7.8          54.8
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                              103.0          93.4
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                     95.2         148.2
-------------------------------------------------------------------------------------------------

Selected Explanatory Notes to the Interim Condensed Consolidated Financial
--------------------------------------------------------------------------
Statements
----------

Description of business:
SGL CARBON Aktiengesellschaft (hereafter "SGL Carbon AG" or "the Company"), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon and graphite products.


Basis of preparation and accounting policies:
The interim report on the condensed consolidated financial statements of the SGL Group has been prepared in accordance with the International Financial Reporting Standards (IFRS) including IAS 34 (Interim Financial Reporting) as endorsed in the European Union. The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with the Group`s annual financial statements as at December 31, 2006. Accounting and valuation methods have been consistently applied as in our annual consolidated financial statements for financial year 2006. New IFRS standards and interpretations applicable for periods starting January 1, 2007 have had no material impact on the interim reporting as of March 31, 2007.

The interim financial report was authorized for issue in accordance with a resolution of the Board of Management on April 25, 2007.


Changes in scope of consolidation:
Changes in scope of consolidation for SGL Group compared to December 31, 2006 were not significant. SGL Carbon S.A., Belgium, which was shown as asset held for sale at December 31, 2006, has been sold in February 2007.


Seasonality of operations:
Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, weather conditions, and strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Usually SGL`s 1st and 3rd quarter tend to be weaker as a reaction of customer inventory usage (1st quarter) and European vacation season (3rd quarter). Usually 2nd and 4th quarter tend to be stronger.


Other information:
In the reporting period, a total of 668,700 Stock Appreciation Rights (SAR) were granted on January 15, 2007 at a strike price of (euro)18.74 under the SAR Plan 2005. The graphite specialty fine of (euro)22.3 million including accrued interest was cash deposited to the EU commission on February 8, 2007 without legal recognition of the 2005 Court of First Instance judgement.

During the first quarter there have been no material unusual items except the above mentioned or changes in estimates compared to the financial year 2006. Contingent liabilities and contingent assets did not change materially compared to the last annual balance sheet date. The SGL Group did not pay a dividend in the period reported.


Changes in Group structure:
As announced at our annual press conference on March 8, 2007, the previous organizational structure comprising the Carbon and Graphite, Specialties and SGL Technologies Business Areas was transformed by streamlining the structures into the two Business Areas Performance Products and Advanced Materials. External and internal reporting for the three Business Units Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC) takes place within these two Business Areas. Performance Products corresponds to the former Carbon and Graphite Business Area. The areas of high technology expertise of the former Specialties and SGL Technologies Business Areas have been brought under one roof in the Advanced Materials Business Area. The former SGL Technologies now focuses exclusively on the carbon fiber and composites activities and forms the new Carbon Fibers & Composites (CFC) Business Unit. The Expanded Graphite Business Line, previously part of SGL Technologies, has been integrated into Graphite Materials & Systems (GMS). GMS now also includes the activities of the former Specialties Business Area. Corporate driven expenses for our Technology and Innovation (T&I), which formerly had been charged to the business units, will be separately reported under Corporate Costs in the future. Prior year quarters have been retroactively adjusted to provide a comparable presentation.

Sales Revenue and Operating Profit by Segment:

                                                                                 1st quarter
                                                                                 -----------
(euro) million                                                                2007          2006
------------------------------------------------------------------------------------------------
Sales revenue
-------------
Performance Products                                                          185.0         152.7
-------------------------------------------------------------------------------------------------
Graphite Materials & Systems                                                   89.9          81.7
-------------------------------------------------------------------------------------------------
Carbon Fibers &?Composites                                                     38.7          32.4
-------------------------------------------------------------------------------------------------
Other                                                                           1.0           0.5
-------------------------------------------------------------------------------------------------
                                                                              314.6         267.3

                                                                                 1st quarter
                                                                                 -----------
(euro) million                                                                2007          2006
------------------------------------------------------------------------------------------------
Profit (loss) from operations/EBIT
----------------------------------
Performance Products                                                           52.7          31.5
-------------------------------------------------------------------------------------------------
Graphite Materials & Systems                                                   12.7           8.0
-------------------------------------------------------------------------------------------------
Carbon Fibers &?Composites                                                      0.3           0.1
-------------------------------------------------------------------------------------------------
Central T&I Costs                                                              -1.3          -0.1
-------------------------------------------------------------------------------------------------
Corporate Costs                                                                -7.1          -6.4
-------------------------------------------------------------------------------------------------
                                                                               57.3          33.1
                                                                               ------------------



Based on the reclassification of our Expanded Graphite business line and for corporate driven costs for our T&I organization sales revenue and profit (loss) from operations reported for the first quarter 2006 changed as follows:

Sales revenue PP (euro)0.0 million; GMS +(euro)9.4 million; CFC -(euro)9.4 million; profit (loss) from operations PP (euro)0.0 million; GMS -(euro)0.8 million; CFC +(euro)0.9 million; Central T&I -(euro)0.1 million.


Events occurring after the balance sheet date:
The SGL Group signed a contract in January 2007 to acquire shares in Kumpers GmbH & Co KG. This transaction was closed and the shares transferred to the SGL Group in the beginning of April 2007. The new company SGL Kumpers GmbH & Co KG will be consolidated within the SGL Group starting in the second quarter 2007. Beginning of March 2007 SGL Group signed a contract with Lenzing AG, Austria, with the intention to setup a joint venture covering CFC raw material supply in the long term.


Wiesbaden, April 25, 2007

SGL Carbon AG

The Board of Management

Quarterly Sales Revenue and Operating Profit by Segment (unaudited)

                                                              2006                           2006        2007
                                                              ----                           ----        ----
(euro) million                                      Q1        Q2         Q3        Q4     Full Year        Q1
--------------------------------------------------------------------------------------------------------------
Sales revenue
-------------
Performance Products                               152.7     184.4      172.1     204.2         713.4     185.0
---------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems                        81.7      83.8       82.5      92.3         340.3      89.9
---------------------------------------------------------------------------------------------------------------
Carbon Fibers &?Composites                          32.4      31.0       33.4      33.7         130.5      38.7
---------------------------------------------------------------------------------------------------------------
Other                                                0.5       2.4        1.7       2.0           6.6       1.0
---------------------------------------------------------------------------------------------------------------
                                                   267.3     301.6      289.7     332.2       1,190,8     314.6
                                                   ------------------------------------------------------------

                                                              2006                           2006        2007
                                                              ----                           ----        ----
(euro) million                                      Q1        Q2         Q3        Q4     Full Year        Q1
--------------------------------------------------------------------------------------------------------------
Profit (loss) from operations/EBIT
----------------------------------
Performance Products                                31.5      45.0       45.0      50.9         172.4      52.7
---------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems                         8.0      10.7       10.6       7.5          36.8      12.7
---------------------------------------------------------------------------------------------------------------
Carbon Fibers &?Composites                           0.1      -1.0       -1.7      -1.8          -4.4       0.3
---------------------------------------------------------------------------------------------------------------
Central T&I Costs                                   -0.1      -0.7       -0.8      -1.5          -3.1      -1.3
---------------------------------------------------------------------------------------------------------------
Corporate Costs                                     -6.4     -7.9*       -8.7     -8.7*        -31.7*      -7.1
---------------------------------------------------------------------------------------------------------------
                                                    33.1     46.1*       44.4     46.4*        170.0*      57.3
                                                    -----------------------------------------------------------
* before EU antitrust expenses

Quarterly Consolidated Income Statement (unaudited)

                                                              2006                           2006        2007
                                                              ----                           ----        ----
(euro) million                                      Q1        Q2         Q3        Q4     Full Year        Q1
--------------------------------------------------------------------------------------------------------------
Sales revenue                                      267.3     301.6      289.7     332.2       1,190.8     314.6
---------------------------------------------------------------------------------------------------------------
Cost of sales                                     -185.2    -202.5     -193.4    -225.7        -806.8    -205.1
---------------------------------------------------------------------------------------------------------------
Gross profit                                        82.1      99.1       96.3     106.5         384.0     109.5
---------------------------------------------------------------------------------------------------------------
Selling/administration/research/other              -49.0     -53.0      -51.9     -60.1        -214.0     -52.2
---------------------------------------------------------------------------------------------------------------
EBIT effect from ECJ?decision                        0.0     -23.5        0.0      -8.6         -32.1         -
---------------------------------------------------------------------------------------------------------------
Profit from operations                              33.1      22.6       44.4      37.8         137.9      57.3
---------------------------------------------------------------------------------------------------------------
Net financing costs                                -12.3     -10.2      -15.4     -10.8         -48.7     -11.9
---------------------------------------------------------------------------------------------------------------
Interest effect from ECJ decision                    0.0     -12.8        0.0       0.0         -12.8         -
---------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                            20.8      -0.4       29.0      27.0          76.4      45.4
---------------------------------------------------------------------------------------------------------------
Income tax expense                                  -8.4     -11.0      -12.5      -3.6         -35.5     -12.7
---------------------------------------------------------------------------------------------------------------
Minority interests                                   0.0       0.0       -0.1      -0.1          -0.2      -0.2
---------------------------------------------------------------------------------------------------------------
Net profit (loss) attributable
to equity holders                                   12.4     -11.4       16.4      23.3          40.7      32.5
---------------------------------------------------------------------------------------------------------------


Important note:
This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


SGL Carbon AG - Head Office - Investor Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Phone: +49 611 60 29 00 - Fax: +49 611 60 29-101
e-mail: cpc@sglcarbon.de - www.sglcarbon.de


Calendar 2007
April 27             Annual General Meeting
July 25              Report on the First Half 2007,
                     Conference Call
October 25           Report on the First Nine
                     Months 2007,
                     Fall Press Conference,
                     Analyst Meeting, Conference Call

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SGL CARBON Aktiengesellschaft



Date: April 25, 2007                        By:  /s/ Robert J. Kohler
                                                 ------------------------------
                                                 Name:    Robert J. Koehler
                                                 Title:   Chairman of the Board
                                                          of Management


                                            By: /s/ Sten Daugaard
                                                -------------------------------
                                                Name:    Mr. Sten Daugaard
                                                Title:   Member of the Board of
                                                         Management